Exhibit 99.3

LOAN AGREEMENT

THIS LOAN AGREEMENT (this “Agreement”), dated as of July 23, 2014, is made among Skillgreat Limited, a company duly incorporated and existing under the laws of the British Virgin Islands as borrower (the “Borrower”), Mr. Dong Yu, an individual as guarantor (the “Guarantor”), and Fosun International Holdings Limited, a company incorporated under the laws of the British Virgin Islands as lender (the “Lender”).

Borrower, Guarantor and Lender are sometimes herein referred to each as a “Party” and collectively as the “Parties”.

Borrower, Guarantor and an Affiliate of Lender (the “Initial Lender”) entered into a Loan Agreement, dated as of July 13, 2014 (the “Initial Loan Agreement”), pursuant to which Borrower requested the Initial Lender to make a term loan to Borrower in an aggregate principal amount of US$ 22,232,863.80 to purchase certain ordinary shares of BONA, par value US$0.0005 per share (the “Ordinary Shares”) (the “Share Acquisition”).  The Initial Lender extended such loan to Borrower, which loan would be guaranteed by the Guarantor, upon the terms and subject to the conditions set forth in the Initial Loan Agreement.

The Initial Lender and the Lender subsequently entered into an Assignment and Assumption, dated as of July 23, 2014, pursuant to which the Initial Lender assigned all of its rights and obligations under the Initial Loan Agreement to the Lender, and in connection therewith, the Parties have agreed to amend and restate the Initial Loan Agreement.

Accordingly, the Parties hereto agree to amend and restate the Initial Loan Agreement in its entirety as follows:

Section 1.                     Definitions.  The following terms when used herein shall have the following meanings:

“Additional Pledged Collateral” means any and all (i) securities (including additional capital stock or other equity securities or other interests in BONA), property, interest, dividends and other payments and distributions issued as an addition to, in redemption of, in renewal or exchange for, in substitution or upon conversion of, or otherwise on account of, the Pledged Shares, and (ii) cash and non-cash proceeds of the Pledged Shares, and all supporting obligations, of any or all of the foregoing, in each case from time to time received or receivable by, or otherwise paid or distributed to or acquired by, Borrower.

“Affiliate” means any Person which, directly or indirectly, controls, is controlled by or is under common control with another Person (“control,” “controlled by” and “under common control with” with respect to any Person meaning for the purposes of the foregoing the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise).

“Beginning Reference Share Price” means the Listed Share Price, (a) as determined based on the volume weighted average closing price over the twenty (20) trading days immediately preceding July 13, 2014, and (b) following each new deposit of additional Pledged Shares as Collateral in accordance with Section 6(b)(ii), as determined based on the volume weighted average closing price over the twenty (20) trading days immediately preceding the date of such new deposit.

“BONA” means Bona Film Group Limited, a company incorporated in the Cayman Islands.

“Business Day” means a day other than a Saturday or a Sunday on which banks are open for business in Hong Kong and Shanghai.

“Collateral” means the property described in the Collateral Documents.

“Collateral Documents” means any agreement pursuant to which Borrower, Guarantor or any other Person provides a Lien on its assets in favor of the Lender in connection with this Agreement and all filings, documents and agreements made or delivered pursuant thereto, including any Equitable Share Mortgage.

“Default” means any Event of Default (as defined in Section 8) or any event or condition that constitutes or, with notice or lapse of time or both would constitute, an Event of Default.

“Equitable Share Mortgage” means an Equitable Share Mortgage between Borrower as mortgagor and the Lender as mortgagee in substantially the form attached hereto as Exhibit A, and each other similar security instrument entered into by Borrower or the Guarantor in favor of the Lender in connection with this Agreement.

“Guarantor” has the meaning set forth in the preamble hereto.

“Guaranty” means the guaranty hereof provided by the Guarantor in accordance with Section 11.

“Legal Reservations” means:  (a) the principle that equitable remedies are remedies which may be granted or refused at the discretion of the court, the limitation of enforcement by laws relating to bankruptcy, insolvency, liquidation, reorganization, court schemes, moratoria, administration and other laws generally affecting the rights of creditors, (b) the time barring of claims under applicable limitation laws, the possibility that an undertaking to assume liability for or to indemnify a person against non-payment of stamp duty may be void, or subject to defenses of set-off or counterclaim, and (c) in relation to the Guaranty granted by the Guarantor, in addition to sub-clauses (a) and (b) above, the compliance with all applicable laws and regulations in the PRC, including without limitation, compliance with the Circular on Relevant Issues Concerning Foreign Exchange Regulation Encouraging and Guiding Private Investment issued by the State Administration of Foreign Exchange on June 15, 2012 and effective as of July 1, 2012.

“Lien” means any mortgage, deed of trust, pledge, security interest, assignment, deposit arrangement, charge or encumbrance, lien (statutory or other), or other preferential arrangement (including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing or any agreement to give any security interest).

“Listed Share Price” means the listed market price on the NASDAQ Global Select Market of an American Depositary Share of the capital stock of BONA.

“Loan Document” means this Agreement, any Note (entered into pursuant to Section 2(b)) and all Collateral Documents and each document executed by Borrower or Guarantor and delivered to Lender in connection with or pursuant to any of the foregoing.

“Material Adverse Effect” means a material adverse change in or effect on the legality, validity, binding effect or enforceability of the Loan Documents or the rights and remedies of the Lender under any of the Loan Documents.

“Maturity Date” means either (a) the date that is one (1) year from the Closing Date, or (b) such later date as may be extended by the Borrower in accordance with Section 2(c).

“Person” means an individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or any other entity of whatever nature, including any governmental agency or authority.

“Pledged Shares” means all of the issued and outstanding shares of the capital stock, whether certificated or uncertificated or taking the form of American Depositary Shares or otherwise, of BONA owned by Borrower and pledged by Borrower as Collateral under the Equitable Share Mortgage to secure the obligations under the Loan Documents.

“Share Purchase Agreement” means the Share Purchase Agreement, dated as of July 13, 2014, among Borrower, Guarantor, Fosun International Limited and the Investor named therein.

Section 2.                     The Loan and Payments.

(a)                               The Loan.  The Lender agrees, on the terms and conditions hereinafter set forth, to make a term loan (the “Loan”) to Borrower on the Closing Date, in a principal amount of US$22,232,863.80.  Any amount of the Loan repaid may not be reborrowed.  Upon fulfillment of the applicable conditions set forth in Section 4, the Lender shall make the Loan available to Borrower in same day funds, or such other funds as shall separately be agreed upon by Borrower and the Lender, in accordance with the payment instructions provided to the Lender.

(b)                              Evidence of Indebtedness.  After the Closing Date and at the request of the Lender, Borrower shall execute and deliver for account of the Lender a promissory note (the “Note”) of the Indebtedness of Borrower to the Lender resulting from the Loan made by the Lender.

(c)                               Repayment and Extension of Term.  Borrower shall repay to the Lender the principal amount of the Loan in full plus all accrued and unpaid interest on the Maturity Date.  The Loan shall have an initial loan term of one (1) year from the Closing Date.  Borrower may extend the term by up to six (6) months from the end of the initial term by giving prior notice to the Lender no later than one (1) month prior to the end of the initial term.

(d)                              Interest.  Subject to Section 2(e) and Section 3(a), interest shall accrue on the unpaid principal amount of the Loan from the Closing Date to but excluding the Maturity Date, at a rate per annum equal 4.5% per annum.

(e)                               Default Interest.  Upon the occurrence and during the continuance of an Event of Default, interest hereon shall accrue at a rate per annum which is 1.5% higher than the rate of interest set forth above; provided that payment of any such interest at such rate shall not constitute a waiver of any Event of Default and shall be without prejudice to the right of the Lender to exercise any of its rights and remedies hereunder.

(f)                                Computations.  All computations of interest shall be made on the basis of a year of 360 days for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. For the avoidance of doubt, the interest shall not be calculated on a compounded basis.

(g)                               Payments.  All payments hereunder shall be made in lawful money of the United States of America and in same day or immediately available funds, prior to 12:00 noon (Shanghai time), to the Lender, in accordance with the Lender’s payment instructions.  Whenever any payment hereunder shall be stated to be due, or whenever any other date specified hereunder would otherwise occur, on a day other than a Business Day, then, except as otherwise provided herein, such payment shall be made, and such other date shall occur, on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest hereunder.

(h)                              Setoff.  Borrower agrees to make all payments under the Loan Documents without setoff or deduction and regardless of any counterclaim or defense.

(i)                                  Highest Lawful Rate.  In no event shall Borrower be obligated to pay the Lender interest, charges or fees at a rate in excess of the highest rate permitted by applicable law.

Section 3.                     Prepayments.

(a)                               Optional Prepayment.  Borrower may, at any time and from time to time, prepay in cash the outstanding principal amount hereof, plus any accrued but unpaid interest and any fees which are due and owing, in whole or in part, without premium or penalty.

(b)                              Mandatory Prepayment.  Within three (3) Business Days of receipt by Borrower of either (A) Additional Pledged Collateral consisting of cash, or (B) cash or noncash proceeds from any sale or transfer of the Pledged Shares or any rights relating thereto by Borrower, Borrower must prepay the outstanding amount hereof in cash in an amount equal to the entire amount received by Borrower (with respect to any noncash proceeds, the amount to be prepaid in cash shall be the fair market value of such noncash proceeds, as determined by the Lender acting reasonably). The Borrower must prepay the entire principal amount of the Loan within three (3) Business Days after the termination of the Share Purchase Agreement prior to the closing thereunder.

Section 4.                     Conditions Precedent to the Loan.  The obligation of the Lender to make the Loan on the date of the borrowing hereunder , which shall be a Business Day that is no later than the third (3rd) Business Day following July 13, 2014 shall be subject to the satisfaction of each of the following conditions precedent before or concurrently with the making of the Loan:

(a)                               Loan Documents.  The Lender shall have received all the Loan Documents (inclusive of the Equitable Share Mortgage but not the other Collateral Documents), duly executed by the Borrower and/or the Guarantor, as applicable.

(b)                              Material Adverse Effect.  On and as of the date of the Loan, there shall have occurred no Material Adverse Effect since the date of this Agreement.

(c)                               Representations and Warranties; No Default.  On the Closing Date, both before and after giving effect thereto and to the application of proceeds therefrom:  (i) the representations and warranties contained in Section 5 and in the other executed Loan Documents shall be true, correct and complete in all material respects on and as of the Closing Date as though made on and as of such date; and (ii) no Default shall have occurred and be continuing or shall result from the making of the Loan.  The giving of any notice of borrowing and the acceptance by Borrower of the proceeds of the Loan shall be deemed a certification to the Lender that on and as of the date of the Loan such statements are true.

The Parties hereto acknowledge and agree that the initial borrowing occurred on July 16, 2014 (the “Closing Date”) and the conditions precedent under Section 4 were satisfied as of such date.

Section 5.                     Representations and Warranties.  Borrower and the Guarantor represent and warrant to the Lender that:

(a)                               The execution, delivery and performance by Borrower and Guarantor of the Loan Documents to which such person or entity is a party, and the borrowing under this Agreement, are within each such person’s or entity’s powers and have been duly authorized by all necessary action, subject, in the case of the Guaranty, to sub-clause (c) of the definition of “Legal Reservations”.

(b)                              The execution, delivery and performance by Borrower and Guarantor of this Agreement will not violate any provision of any law, rule, regulation, order, judgment, decree or the like binding on or affecting such Person, subject, in the case of the Guaranty, to sub-clause (c) of the definition of “Legal Reservations”.

(c)                               Subject to the Legal Reservations, this Agreement constitutes the legal, valid and binding obligation of Borrower and Guarantor, enforceable against such Person in accordance with its terms.

(d)                              No authorization, consent, approval, license, exemption of, or filing or registration with, any governmental agency or authority, or approval or consent of any other person or entity, is required for the due execution, delivery or performance by Borrower and Guarantor of this Agreement, except for recordings or filings in connection with the perfection of the Liens on the Collateral in favor of the

Lender, and in the case of the Guaranty, subject to sub-clause (c) of the definition of “Legal Reservations”.

Section 6.                     Affirmative Covenants.  So long as any amount payable by Borrower hereunder shall remain unpaid, Borrower shall:

(a)                               Reports and Other Information.  Furnish to the Lender:

(i)                                  promptly after Borrower has knowledge or becomes aware of the occurrence of any Default, a statement setting forth details of such Default and the action which Borrower or Guarantor proposes to take with respect thereto;

(ii)                              prompt written notice of all actions, suits and proceedings before any arbitrator, court or governmental department, commission, board, bureau, agency or other instrumentality, domestic or foreign, pending, or to the best of Borrower’s knowledge, threatened against or affecting Borrower or Guarantor, which may cause a Material Adverse Effect; and

(iii)                          prompt written notice of any other condition or event which has resulted, or that could reasonably be expected to result, in a Material Adverse Effect.

(b)                              Collateral.

(i)                                  On or prior to the Closing Date, enter into an Equitable Share Mortgage and pledge as initial Collateral the Pledged Shares, such that as calculated on July 13, 2014, the ratio of the outstanding principal amount of the Loan to the fair market value of such Collateral (the “Loan-to-Value Ratio”), as determined using the Beginning Reference Share Price, shall not exceed 80%, and enter into such other Collateral Documents relating to such Equitable Share Mortgage within the grace periods described in such Equitable Share Mortgage.

(ii)                              Promptly after the Listed Share Price falls below 65% of the Beginning Reference Share Price (which reference price is reset each time such trigger occurs, as described in clause (b) of such defined term), Borrower shall pledge such additional Ordinary Shares as Collateral to secure the obligations under the Loan Documents, such that the Loan-to-Value Ratio as of such date of deposit, as determined using the Listed Share Price at the close of trade two (2) Business Days prior to such date, shall fall below 80%.  Borrower shall promptly take such action (including executing and delivering such share charges or mortgages, assignments, security agreements, control agreements and other instruments (whether executed in blank or otherwise)) as shall be reasonably requested by the Lender to create, in favor of the Lenders, perfected security interests and Liens in such additional Pledged Shares as Collateral to secure the obligations under the Loan Documents.

(c)                               Compliance with Laws and Agreements.  Comply in all material respects with the requirements of all applicable laws, rules, regulations and orders of any court or governmental department, commission, board, bureau, agency, or other instrumentality, domestic or foreign, and the terms of any indenture, contract or other instrument to which it may be a party or under which it or its properties may be bound, if failure to so comply has or would reasonably be expected to have a Material Adverse Effect.

(d)                              Use of Proceeds.  Use the proceeds hereof only for purpose of funding a portion of the purchase price for the Share Acquisition.

(e)                               Further Assurances.  Take any action reasonably requested by the Lender to carry out the purpose and intent of this Agreement and the other Loan Documents.

Section 7.                     Negative Covenants.  So long as any amount payable by Borrower hereunder shall remain unpaid, Borrower agrees that it shall not:

(a)                               Liens.  Create, incur, assume or suffer to exist any Lien upon the Collateral, other than in favor of the Lender.

(b)                              Negative Pledge.  Enter into or cause, suffer or permit to exist any agreement with any Person other than Lender which prohibits or limits the ability of Borrower to create, incur, assume or suffer to exist any Lien upon the Collateral.

(c)                               Sale of Collateral.  Except in compliance with Section 3(b) hereof, sell, transfer, lease, or otherwise dispose of, or part with control of (whether in one transaction or a series of transactions) any part of the Collateral to any Person other than Lender.

Section 8.                     Events of Default.  Any of the following events which shall occur shall constitute an “Event of Default”:

(a)                               Borrower or Guarantor shall fail to pay when due any amount of principal or interest hereunder or other amount payable hereunder unless payment is made within twenty (20) days of its due date..

(b)                              Any representation or warranty by Borrower or Guarantor under or in connection with any Loan Document shall prove to have been incorrect in any material respect when made or deemed made.

(c)                               Borrower shall fail to perform or observe any term, covenant or agreement contained in Section 6(b) and Section 7.

(d)                              Borrower or Guarantor shall fail to perform or observe any other material obligation of Borrower or Guarantor contained in any Loan Document and any such failure shall remain unremedied for a period of 15 Business Days from (whichever is earlier) the Lender giving notice to the Borrower or the Borrower becoming aware of such failure to comply (unless such failure is not capable of remedy).

(e)                               (i) Borrower or Guarantor shall admit in writing its inability to, or shall fail generally or be generally unable to, pay its debts (including its payrolls) as such debts become due, or shall make a general assignment for the benefit of creditors, (ii) Borrower or Guarantor shall file a voluntary petition in bankruptcy or a petition or answer seeking reorganization, to effect a plan or other arrangement with creditors or any other relief under the Bankruptcy Reform Act of 1978, as amended or recodified from time to time (the “Bankruptcy Code”) or under any other state or federal law, or the law of another jurisdiction relating to bankruptcy or reorganization granting relief to debtors, whether now or hereafter in effect, or shall file an answer admitting the jurisdiction of the court and the material allegations of any involuntary petition filed against Borrower or Guarantor pursuant to the Bankruptcy Code or any other state or federal law, or the law of another jurisdiction relating to bankruptcy or reorganization granting relief to debtors, (iii) Borrower or Guarantor shall be adjudicated a bankrupt, or shall make an assignment for the benefit of creditors, or shall apply for or consent to the appointment of any custodian, receiver or trustee for all or any substantial part of Borrower’s or Guarantor’s property, or shall take any action to authorize any of the actions or events set forth above in this Section 8(e), (iv) an involuntary petition seeking any of the relief specified in this Section 8(e) shall be filed against Borrower or Guarantor and shall not be dismissed or stayed within 60 days, or (v) any final and non-appealable order for relief shall be entered against Borrower or Guarantor in any involuntary proceeding under the Bankruptcy Code or any other state or federal law, or the law of another jurisdiction referred to in this Section 8(e).

(f)                                Borrower shall (i) liquidate, wind up or dissolve (or suffer any liquidation, wind-up or dissolution), (ii) suspend its operations other than in the ordinary course of business, or (iii) take any action to authorize any of the foregoing actions or events.

(g)                               The Guaranty shall for any reason be revoked or invalidated, or otherwise cease to be in full force and effect, or Guarantor or any other Person shall contest in any manner the validity or enforceability thereof, subject to sub-clause (c) of the definition of “Legal Reservations”.

(h)                              (i) Subject to Legal Reservations, any of the Collateral Documents after delivery thereof shall for any reason be revoked or invalidated, or otherwise cease to be in full force and effect, or Borrower or any other Person shall contest in any manner the validity or enforceability thereof, or (ii) any of the Collateral Documents for any reason, except to the extent permitted by the terms thereof, shall cease to create a valid and perfected first priority Lien in any of the Collateral purported to be covered thereby except primarily resulting from any act or omission by the Lender.

(i)                                  Borrower or Guarantor shall have breached any of the provisions of the Share Purchase Agreement set forth below, and such breach shall have remained uncured following the expiry of any grace or cure period provided thereunder:

(A) Failure to deliver the Shares (as defined therein) to the Investor (as defined therein) in accordance with Article II of the Share Purchase Agreement;

(B) A breach of the representations and warranties set forth in Sections 3.1(b), 3.1(c), 3.1(d) and 3.1(e) of the Share Purchase Agreement; or

(C) A breach of the refund obligations set forth in Section 6.4 of the Share Purchase Agreement.

Section 9.                     Remedies.  If any Event of Default shall occur and be continuing, the Lender may (i) by notice to Borrower, declare the entire unpaid principal amount of this Agreement, all interest accrued and unpaid hereon and all other amounts payable hereunder to be forthwith due and payable, whereupon all unpaid principal under this Agreement, all such accrued interest and all such other amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by Borrower, provided that upon the occurrence of an Event of Default described in Sections 8(e) or 8(f), the result which would otherwise occur only upon giving of notice by the Lender to Borrower as specified above shall occur automatically, without the giving of any such notice; and (ii) whether or not the actions referred to in clause (i) have been taken, exercise any or all of the Lender’s rights and remedies under the Loan Documents, and proceed to enforce all other rights and remedies available to the Lender under applicable law.

Promptly after the occurrence of any Event of Default, (i) Guarantor shall advise all members of the board of directors of BONA to immediately approve any transfer of Pledged Shares from Borrower to Lender as Lender may request pursuant to any Equitable Share Mortgage and the updating of the register of members of BONA to record such transfer, provided that such transfer shall comply with the then-effective memorandum and articles of association of BONA, and (ii) upon Lender’s written request, each of Guarantor and Borrower shall cause BONA to (a) consent to, and (b) use its best efforts to facilitate and take all other actions required (subject to compliance with applicable securities laws), to enable the deposit of any or all of Pledged Shares transferred to Lender with BONA’s depositary for the issuance, within 10 Business Days of any request by Lender, of American Depositary Shares in accordance with the

Deposit Agreement between BONA and Deutsche Bank Trust Company Americas as depositary (as may be amended or replaced from time to time).

Section 10.             Costs and Expenses.  Borrower agrees to pay on demand all costs and expenses of the Lender, and the fees and disbursements of counsel, reasonably incurred in connection with (i) the negotiation, preparation, execution and delivery of any amendments, modifications or waivers of the Loan Documents in connection with any Default, and (ii) the enforcement or attempted enforcement of, and the protection or preservation of any rights under, any Loan Document, and any out-of-court workout or other refinancing or restructuring or in any bankruptcy case, including, without limitation, any and all losses, costs and expenses sustained by the Lender as a result of any failure by Borrower to perform or observe its obligations contained in any Loan Document.  In addition, Borrower agrees to indemnify the Lender against and hold it harmless from any and all present and future stamp, transfer, documentary and other such taxes, levies, fees, assessments and other charges of a similar nature made by any jurisdiction by reason of the execution, delivery, performance and enforcement of this Agreement, except as imposed on or calculated by reference to the net income received or receivable by the Lender.

Section 11.             Guaranty.

(a)                               Guaranty.  Guarantor hereby unconditionally and irrevocably guarantees to Lender the full and prompt payment when due (whether at stated maturity, declaration, acceleration, demand or otherwise) and performance of the indebtedness, liabilities and other obligations of Borrower to Lender when due under or in connection with this Agreement and any other Loan Document, including all unpaid principal, all interest accrued thereon, all fees due to Lender and all other amounts payable by Borrower to Lender thereunder or in connection therewith, and including interest that accrues after the commencement by or against Borrower of any action, case or proceeding involving insolvency, bankruptcy, reorganization, arrangement, adjustment, composition, assignment for the benefit of creditors, liquidation, winding up or dissolution under any applicable laws with respect thereto (an “Insolvency Proceeding”).  The foregoing indebtedness, liabilities and other obligations of Borrower, and all other indebtedness, liabilities and obligations to be paid or performed by Guarantor in connection with this Guaranty (including any and all amounts due under Section 10 hereof), shall hereinafter be collectively referred to as the “Guaranteed Obligations.”

(b)                              Liability of Guarantor.  The liability of Guarantor under this Guaranty shall be irrevocable, absolute, independent and unconditional, and shall not be affected by any circumstance which might constitute a discharge of a surety or guarantor other than the indefeasible payment and performance in full of all Guaranteed Obligations.  In furtherance of the foregoing and without limiting the generality thereof, Guarantor agrees as follows:  (i) Guarantor’s liability hereunder shall be the immediate, direct, and primary obligation of Guarantor and shall not be contingent upon Lender’s exercise or enforcement of any remedy it may have against Borrower or any Person, or against any collateral for any Guaranteed Obligations; (ii) this Guaranty is a guaranty of payment when due and not of collectibility; (iii) Guarantor’s payment of a portion, but not all, of the Guaranteed Obligations shall in no way limit, affect, modify or abridge Guarantor’s liability for any portion of the Guaranteed Obligations remaining unsatisfied; and (iv) Guarantor’s liability with respect to the Guaranteed Obligations shall remain in full force and effect without regard to, and shall not be impaired or affected by, nor shall Guarantor be exonerated or discharged by, (A) any Insolvency Proceeding with respect to Borrower, Guarantor, any other guarantor or any other Person; (B) any limitation, discharge, or cessation of the liability of Borrower, any other guarantor or any other Person for any Guaranteed Obligations due to any statute, regulation or rule of law, or any invalidity or unenforceability in whole or in part of any of the Guaranteed Obligations; (C) any merger, acquisition, consolidation or change in structure of Borrower, Guarantor or any other guarantor or Person, or any sale, lease, transfer or other disposition of any or all of the assets or shares of Borrower, Guarantor, any other guarantor or other Person; (D) any assignment or other transfer, in whole or in part, of Lender’s interests in and rights under this Guaranty, including, without limitation, Lender’s right to receive payment of the Guaranteed Obligations, or any assignment or other transfer, in whole or in part, of Lender’s interests in and to any collateral securing the Guaranteed Obligations; (E) any claim, defense, counterclaim or setoff, other than that of prior performance, that Borrower, Guarantor, any other guarantor or other Person may have or assert, including, without limitation, any defense of incapacity or lack of corporate or other authority to execute or deliver any Loan Document or this Guaranty or any other document related thereto; (F) any direction of application of payment to Borrower, Guarantor, any other guarantor or other Person; and (G) Lender’s vote, claim, distribution, election, acceptance, action or inaction in any bankruptcy case related to the Guaranteed Obligations.

(c)                               Consents.  Guarantor hereby consents and agrees that, without notice to or further assent from Guarantor and in each case in accordance with the terms of the relevant Loan Document:  (i) the time, manner, place or terms of any payment under any Loan Document may be extended or changed, including by an increase or decrease in the interest rate on any Guaranteed Obligation or any fee or other amount payable under such Loan Document, by a modification or renewal of any Loan Document or otherwise; (ii) the time for Borrower’s performance of or compliance with any term, covenant or agreement on its part to be performed or observed under any Loan Document may be extended, or such performance or compliance waived, or failure in or departure from such performance or compliance consented to, all in such manner and upon such terms as Lender may deem proper; (iii) Lender may discharge or release, in whole or in part, any other guarantor or any other Person liable for the payment and performance of all or any part of the Guaranteed Obligations, and may permit or consent to any such action or any result of such action, and Lender shall not be liable to Guarantor for any failure to collect or enforce payment of the Guaranteed Obligations; (iv) Lender may take and hold security of any kind, at any time, as collateral for the Guaranteed Obligations, and may, from time to time, in whole or in part, exchange, sell, surrender, release, subordinate, modify, waive, rescind, compromise or extend such security and may permit or consent to any such action or the result of any such action, and may apply such security and direct the order or manner of sale thereof; (v) Lender may request and accept other guaranties of the Guaranteed Obligations and may, from time to time, in whole or in part, surrender, release, subordinate, modify, waive, rescind, compromise or extend any such guaranty and may permit or consent to any such action or the result of any such action; and (vi) Lender may exercise, or waive or otherwise refrain from exercising, any other right, remedy, power or privilege granted by any Loan Document, or otherwise available to Lender, with respect to the Guaranteed Obligations and any collateral therefor, even if the exercise of such right, remedy, power or privilege affects or eliminates any right of subrogation or any other right of Guarantor against Borrower; all as Lender may deem advisable, and all without impairing, abridging, releasing or affecting this Guaranty.

(d)                              Waivers.  (A) Guarantor waives and agrees not to assert:  (i) any right to require Lender to proceed against Borrower, any other guarantor or any other Person, to proceed against or exhaust any collateral or other security held for the Guaranteed Obligations (except to the extent required by applicable law), to give notice of or institute any public or private sale, foreclosure, or other disposition of any collateral or security for the Guaranteed Obligations, including, without limitation, to comply with applicable provisions of the New York Uniform Commercial Code (“UCC”) or any equivalent provision of any other applicable law in connection with the sale, foreclosure, or other disposition of any collateral or to pursue any other right, remedy, power or privilege of Lender whatsoever; (ii) any defense arising by reason of any lack of corporate or other authority or any other defense of Borrower, Guarantor or any other Person; and (ii) any rights to set-offs and counterclaims.  (B) Guarantor waives any and all notice of the acceptance of this Guaranty, and any and all notice of the creation, renewal, modification, extension or accrual of the Guaranteed Obligations, or the reliance by Lender upon this Guaranty, or the exercise of any right, power or privilege hereunder.  The Guaranteed Obligations shall conclusively be deemed to have been created, contracted, incurred and permitted to exist in reliance upon this Guaranty.  Guarantor waives promptness, diligence, presentment, protest, demand for payment, notice of default, dishonor or nonpayment and all other notices to or upon Borrower, Guarantor or any other Person with respect to the Guaranteed Obligations.  (C) The Guaranteed Obligations of Guarantor hereunder are independent of and separate from the Guaranteed Obligations of Borrower and any other guarantor and upon the occurrence and during the continuance of any default, a separate action or actions may be brought against Guarantor, whether or not Borrower or any such other guarantor is joined therein or a separate action or actions are brought against Borrower or any such other guarantor.  (D) Guarantor shall not have any right to require Lender to obtain or disclose any information with respect to (i) the financial condition or character of Borrower or the ability of Borrower to pay and perform the Guaranteed Obligations; (ii) the Guaranteed Obligations; (iii) any collateral or other security for any or all of the Guaranteed Obligations; (iv) the existence or nonexistence of any other guarantees of all or any part of the Guaranteed Obligations; (v) any action or inaction on the part of Lender or any other Person; or (vi) any other matter, fact or occurrence whatsoever.

(e)                               Subrogation.  Until the Guaranteed Obligations shall be satisfied in full, Guarantor shall not have, and shall not directly or indirectly exercise, (i) any rights that it may acquire by way of subrogation under this Guaranty, by any payment hereunder or otherwise, (ii) any rights of contribution, indemnification, reimbursement or similar suretyship claims arising out of this Guaranty, or (iii) any other right which it might otherwise have or acquire (in any way whatsoever) which could entitle it at any time to share or participate in any right, remedy or security of the Lender as against Borrower or other guarantors, whether in connection with this Guaranty or otherwise.  If any amount shall be paid to Guarantor on account of the foregoing rights at any time when any Guaranteed Obligations are outstanding, such amount shall be held in trust for the benefit of Lender and shall forthwith be paid to Lender to be credited and applied to the Guaranteed Obligations.

(f)                                Continuing Guaranty.  Guarantor agrees that this Guaranty is a continuing guaranty relating to any Guaranteed Obligations, including Guaranteed Obligations which may exist continuously or which may arise from time to time under successive transactions, and Guarantor expressly acknowledges that this Guaranty shall remain in full force and effect notwithstanding that there may be periods in which no Guaranteed Obligations exist.  This Guaranty shall continue to be effective or shall be reinstated and revived, as the case may be, if, for any reason, any payment of the Guaranteed Obligations by or on behalf of Borrower shall be rescinded or must otherwise be restored by Lender, whether as a result of any Insolvency Proceeding or otherwise.  To the extent any payment is rescinded or restored, the Guaranteed Obligations shall be revived in full force and effect without reduction or discharge for such payment.

(g)                               Payments. Guarantor hereby agrees, in furtherance of the foregoing provisions of this Guaranty and not in limitation of any other right which Lender or any other Person may have against Guarantor by virtue hereof, upon the failure of Borrower to pay any of the Guaranteed Obligations when and as the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under §362(a) of the Bankruptcy Code), Guarantor shall forthwith pay, or cause to be paid, in cash, to Lender an amount equal to the amount of the Guaranteed Obligations then due as aforesaid (including interest which, but for the filing of a petition in any Insolvency Proceeding with respect to Borrower, would have accrued on such Guaranteed Obligations, whether or not a claim is allowed against Borrower for such interest in any such Insolvency Proceeding).  All payments made by Guarantor hereunder may be applied in such order as Lender shall elect.  Guarantor shall make each payment hereunder, without deduction (whether for taxes or otherwise), set-off or counterclaim, on the day when due in same day or immediately available funds, and in U.S. dollars.

(h)                              Knowing and Explicit Waivers.  Guarantor acknowledges that it has either obtained the advice of legal counsel or has had the opportunity to obtain such advice in connection with the terms and provisions of this Guaranty.  Guarantor acknowledges and agrees that each of the waivers and consents set forth herein, including, without limitation, those contained in Sections 11(b) through (d), are made with full knowledge of their significance and consequences.  Additionally, Guarantor acknowledges and agrees that by executing this Guaranty, it is waiving certain rights, benefits, protections and defenses to which it may otherwise be entitled under applicable law, and that all such waivers herein are explicit, knowing waivers.  Guarantor further acknowledges and agrees that Lender is relying on such waivers in creating the Guaranteed Obligations, and that such waivers are a material part of the consideration which Lender is receiving for creating the Guaranteed Obligations.

(i)                                  Married Persons.  Any married person who signs this Guaranty as the Guarantor hereby expressly agrees that recourse may be had against his or her separate and community property for all his or her obligations under this Guaranty.

Section 12.             Miscellaneous.  (a) No amendment or waiver of any provision of this Agreement or any other Loan Document, nor any consent to any departure by Borrower or Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Lender and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(b)                              All notices and other communications provided for under any Loan Document shall, unless otherwise stated herein, be in writing (including by facsimile) and mailed (by certified or registered mail), sent or delivered to the respective parties hereto at or to the following addresses or facsimile numbers (or at or to such other address or facsimile number as shall be designated by Borrower, Guarantor or Lender to such other party):

If to the Lender:	Fosun International Holdings Limited
Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town,
Tortola, British Virgin Islands
with copies to (which shall not constitute notice):

Morrison & Foerster
Edinburgh Tower, 33/F
The Landmark, 15 Queen’s Road Central
Attention: Greg Wang
Facsimile: +852-2585-0800
E–mail: gwang@mofo.com

If to Borrower or :	Skillgreat Limited
Guarantor	c/o Bona Film Group Limited
11/F, Guan Hu Garden 3
105 Yao Jia Yuan Road, Chaoyang District
Beijing 100025, People’s Republic of China
Attention: Dong Yu
E–mail: yudong@bonafilm.cn

with copies to (which shall not constitute notice):

Simpson Thacher & Bartlett
35th Floor, ICBC Tower

3 Garden Road
Central, Hong Kong
Attention: Chris Lin
Facsimile: (+852) 2869-7694
E–mail: clin@stblaw.com

All such notices and communications shall be effective (i) if delivered by hand, sent by certified or registered mail or sent by an overnight courier service, when received; and (ii) if sent by facsimile transmission, when sent.

(c)                               This Agreement and the other Loan Documents reflect the entire agreement between Borrower, Guarantor and Lender with respect to the matters set forth therein and supersede any prior agreements, commitments, drafts, communication, discussions and understandings, oral or written, with respect thereto.

(d)                              No failure on the part of the Lender to exercise, and no delay in exercising, any right, remedy, power or privilege under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.  The rights and remedies under this Agreement and the other Loan Documents are cumulative and not exclusive of any rights, remedies, powers and privileges that may otherwise be available to the Lender.

(e)                               Time is of the essence for the performance of each and every obligation under this Agreement and the other Loan Documents.

(f)                                Whenever possible, each provision of this Agreement and the other Loan Documents shall be interpreted in such manner as to be effective and valid under all applicable laws and regulations.  If, however, any provision of this Agreement or any other Loan Document shall be prohibited by or invalid under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed so modified, it shall be ineffective and invalid only to the extent of such prohibition or invalidity without affecting the remaining provisions of this Agreement, or the validity or effectiveness of such provision in any other jurisdiction.

(g)                               This Agreement and each other Loan Document shall be binding upon, inure to the benefit of and be enforceable by Borrower, Guarantor and the Lender and their respective successors and assigns.

(h)                              Each of Borrower and Guarantor shall not have the right to assign its rights and obligations hereunder or any interest herein or therein without the prior written consent of the Lender.  The Lender may sell, assign, transfer or grant participations in all or any portion of the Lender’s rights and obligations hereunder to any of its Affiliate, provided that no such assignment shall relieve the Lender from any of its obligations hereunder.  In the event of any such assignment, the assignee shall be deemed the “Lender” for all purposes of this Agreement and any other documents and instruments relating hereto with respect to the rights and obligations assigned to it.  Each of Borrower and Guarantor agrees that in connection with any such grant or assignment, the Lender may deliver to the prospective participant or assignee financial statements and other relevant information relating to Borrower or Guarantor.

(i)                                  This Agreement is secured by the Collateral.

(j)                                  THIS AGREEMENT AND EACH OF THE OTHER LOAN DOCUMENTS SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

(k)                              Dispute Resolution.

(i)                                  Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of any Party to the dispute with notice (the “Arbitration Notice”) to the other Parties.

(ii)                              The Dispute shall be settled by arbitration in Hong Kong by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force when the Arbitration Notice is submitted in accordance with the HKIAC Rules. There shall be one (1) arbitrator. There shall be one arbitrator agreed to by the Parties, and if they cannot so agree on such arbitrator within ten (10) Business Days of the commencement of the arbitration proceedings, three arbitrators shall be appointed. In such case, one arbitrator shall be nominated by the Party or Parties, as the case may be, commencing the arbitration proceedings (the “Claimant Side”), and one arbitrator shall be nominated by the respondent or respondents, as the case may be, to the proceedings (the “Respondent Side”), and if either the Claimant Side or the Respondent Side shall fail to nominate its arbitrator, the HKIAC shall appoint such arbitrator. The two arbitrators so chosen shall select a third arbitrator, provided that if such two arbitrators shall fail to choose a third arbitrator within thirty (30) days after such two arbitrators have been selected, the HKIAC shall appoint the third arbitrator. The third arbitrator shall be the presiding arbitrator. The Parties shall use commercially reasonable efforts to appoint arbitrators who are qualified to practice law in the State of New York.

(iii)                          The arbitral proceedings shall be conducted in English. To the extent that the HKIAC Rules are in conflict with the provisions of this Section 12(k), including the provisions concerning the appointment of the arbitrators, the provisions of this Section 12(k) shall prevail.

(iv)                          Each Party to the arbitration shall cooperate with each other Party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other Party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such Party.

(v)                              The arbitration shall be conducted in private. Each Party agrees that all documents and evidence submitted in the arbitration (including without limitation any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless the Parties otherwise agree in writing.

(vi)                          The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing Party may apply to a court of competent jurisdiction for enforcement of such award.

(vii)                      The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the substantive laws of the State of New York (without regard to principles of conflict of laws thereunder) and shall not apply any other substantive law.

(viii)                  Any Party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(ix)                          During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

(x)                              The Parties to this Agreement agree to the consolidation of arbitrations under the Loan Documents in accordance with the following:

(A)                           In the event of two or more arbitrations having been commenced under any of the Loan Documents, the tribunal in the arbitration first filed (the “Principal Tribunal”) may in its sole discretion, upon the application of any party to the arbitrations, order that the proceedings be consolidated before the Principal Tribunal if (A) there are issues of fact and/or law common to the arbitrations, (B) the interests of justice and efficiency would be served by such a consolidation, and (C) no prejudice would be caused to any party in any material respect as a result of such consolidation, whether through undue delay or otherwise. Such application shall be made as soon as practicable and the party making such application shall give notice to the other parties to the arbitrations.

(B)                            The Principal Tribunal shall be empowered to (but shall not be obliged to) order at its discretion, after inviting written (and where desired oral) representations from the parties that all or any of such arbitrations shall be consolidated or heard together and/or that the arbitrations be heard immediately after another and shall establish a procedure accordingly. All Parties shall take such steps as are necessary to give effect and force to any orders of the Principal Tribunal.

(C)                            If the Principal Tribunal makes an order for consolidation, it: (A) shall thereafter, to the exclusion of other arbitral tribunals, have jurisdiction to resolve all disputes forming part of the consolidation order; (B) shall order that notice of the consolidation order and its effect be given immediately to any arbitrators already appointed in relation to the disputes that were consolidated under the consolidation order; and (C) may also give such directions as it considers appropriate (x) to give effect to the consolidation and make provision for any costs which may result from it (including costs in any arbitration rendered functus officio under this Section 12(k)); and (y) to ensure the proper organization of the arbitration proceedings and that all the issues between the parties are properly formulated and resolved.

(D)                           Upon the making of the consolidation order, any appointment of arbitrators relating to arbitrations that have been consolidated by the Principal Tribunal (except for the appointment of the arbitrators of the Principal Tribunal itself) shall for all purposes cease to have effect and such arbitrators are deemed to be functus officio, on and from the date of the consolidation order. Such cessation is without prejudice to (A) the validity of any acts done or orders made by such arbitrators before termination, (B) such arbitrators’ entitlement to be paid their proper fees and disbursements and (C) the date when any claim or defence was raised for the purpose of applying any limitation period or any like rule or provision.

(E)                             The Parties hereby waive any objections they may have as to the validity and/or enforcement of any arbitral awards made by the Principal Tribunal following the consolidation of disputes or arbitral proceedings in accordance with this Section 12(k) where such objections are based solely on the fact that consolidation of the same has occurred.

Section 13.             Amendment and Restatement and Continuing Security.

(a)                               As stated in the recitals hereof, this Agreement amends, restates and supersedes the Initial Loan Agreement, without novation. Upon the Closing Date, all references in any Loan Document and all other agreements, documents and instruments delivered by the Borrower, Guarantor, the Initial Lender or any other Person to (i) the Initial Loan Agreement shall be deemed to refer to this Agreement (except where the context otherwise requires) and (ii) “Lender” shall mean such term as defined in this Agreement. As to all periods occurring on or after the Closing Date, all of the terms and conditions set forth in the Initial Loan Agreement shall be of no further force and effect; it being understood that all obligations of the Borrower and Guarantor under the Initial Loan Agreement shall be governed by this Agreement from and after the Closing Date and Borrower and Guarantor shall thereafter have no further obligations to the Initial Lender under the Initial Loan Agreement. The Lender shall procure that the Initial Lender shall not bring, directly or indirectly, any legal or equitable claims against the Borrower or the Guarantor arising under or in connection with the Initial Loan Agreement.

(b)                              The Parties hereto acknowledge and agree that all principal, interest, fees, costs, reimbursable expenses and indemnification obligations accruing or arising under or in connection with the Initial Loan Agreement which remain unpaid and outstanding as of the Closing Date shall be and remain outstanding and payable as an obligation under this Agreement and the other Loan Documents.

(c)                               Each of Borrower and Guarantor hereby ratifies, affirms and acknowledges all of its obligations in respect of the Initial Loan Agreement, as amended and restated hereby, and the related documents and agreements delivered by it thereunder.

            (d)                              It is the intention of each of the Parties hereto that the Initial Loan Agreement be amended and restated by the provisions hereof so as to preserve the perfection and priority of all security interests securing indebtedness and obligations under the Initial Loan Agreement and that all indebtedness and obligations of the Borrower and Guarantor hereunder shall be secured by the Collateral Documents and that this Agreement does not constitute a novation of the obligations and liabilities existing under the Initial Loan Agreement except to the extent superseded by this Agreement after the Closing Date. Each of Borrower and Guarantor hereby confirms that the validity, effect and enforceability of all Collateral Documents and the guarantee of the obligations by Guarantor shall remain unaffected by this amendment and restatement. The Parties agree that the obligations secured by the Collateral and the guarantee of Guarantor shall include the obligations under or in connection with this amendment and restatement.

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IN WITNESS WHEREOF, Borrower has duly executed this Agreement, as of the date first above written.

BORROWER:

SKILLGREAT LIMITED

By:	/s/ Dong Yu
Name: Dong Yu
Title: Director

GUARANTOR:

DONG YU

/s/ Dong Yu

LENDER:

FOSUN INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Authorized Signatory

EXHIBIT A

Form of Equitable Share Mortgage